
07004674

BPJ 3/16

UNITED
SECURITIES AND EXC
Washington, D.C.


SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. D.C.
213

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SEC FILE NUMBER
8-66533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE GEMINI SECURITIES GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 N MICHIGAN AVE SUITE 2950
(No. and Street)

CHICAGO IL 60611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROOKWEINER L.L.C.
(Name – *if individual, state last, first, middle name*)

125 S WACKER DRIVE SUITE 1000 CHICAGO IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, PHILIP KAMPF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKWEINER L.L.C., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
NATALIE N CAPUTO
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/06/09

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GEMINI SECURITIES GROUP L.L.C.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2006 AND 2005


BROOKWEINER L.L.C.
Certified Public Accountants • Business Consultants

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	3-4
STATEMENTS OF FINANCIAL CONDITION	5
STATEMENTS OF INCOME (LOSS)	6
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL	7
STATEMENTS OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9-10
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	11
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3	12


BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants


125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4497
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

To the Board of Directors and Members
The Gemini Securities Group L.L.C.

We have audited the accompanying statement of financial condition of The Gemini Securities Group L.L.C. (a Development Stage Company) as of December 31, 2006 and 2005, and the related statements of income (loss), changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part II-A of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Gemini Securities Group L.L.C. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under Rule 15c3-1 and computation for determination of reserve requirements under Exhibit A of Rule 15c3-3 on pages 11 and 12 is presented for supplementary purposes and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

The cumulative information presented in the financial statements since inception July 18, 2003 thru December 31, 2006 was compiled by us and we did not audit or review this compiled information and, accordingly, express no opinion or other form of assurance on this compiled information.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York State Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brook Weiner L.L.C.

February 24, 2007

THE GEMINI SECURITES GROUP L.L.C.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005
CURRENT ASSETS		
Cash	$ 26,601	$ 7,612
NON-ALLOWABLE ASSETS	655	118
ORGANIZATIONAL COSTS, NET	3,989	6,513
Total assets	$ 31,245	$ 14,243

LIABILITIES AND MEMBERS' CAPITAL

	2006	2005
Members' capital	$ 90,000	$ 90,000
Additional paid in capital	78,000	-
Members' deficit accumulated during the development stage	(136,755)	(75,757)
Total members' capital	31,245	14,243
Total liabilities and members' capital	$ 31,245	$ 14,243

See Independent Auditor's Report and Notes to Financial Statements.

THE GEMINI SECURITES GROUP L.L.C.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF INCOME (LOSS)

	Years Ended December 31,		Compiled Since Inception July 18, 2003 thru December 31,
	2006	2005	2006
EXPENSES			
Amortization	$ 2,522	$ 2,522	$ 8,617
Legal	7,982	6,104	16,766
Consulting	16,674	17,655	43,980
Membership Fees	-	5,357	19,498
Registration Expense	8,925	-	8,925
Professional Fees	21,824	-	21,822
Office expense	-	9,434	9,434
Insurance Expense	150	-	150
Licenses and Permits	350	-	350
Dues and Subscriptions	50	-	50
Accounting	2,521	770	3,293
Travel	-	3,132	3,132
Fidelity bond	-	369	738
Total expenses	60,998	45,343	136,755
NET LOSS	(60,998)	(45,343)	(136,755)
MEMBERS' ACCUMULATED DEFICIT - BEGINNING	(75,757)	(30,414)	-
MEMBERS' ACCUMULATED DEFICIT - ENDING	$ (136,755)	$ (75,757)	$ (136,755)

See Independent Auditor's Report and Notes to Financial Statements.

THE GEMINI SECURITIES GROUP L.L.C.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

	Contributed Capital	Accumulated Deficit	Total Members' Capital
Balance at January 1, 2005	$ (50,000)	$ 30,414	$ (19,586)
Net loss	-	45,343	45,343
Capital contribution	(40,000)	-	(40,000)
Balance at December 31, 2005	(90,000)	75,757	(14,243)
Net loss	-	60,998	60,998
Capital contribution	(78,000)	-	(78,000)
Balance at December 31, 2006	$ (168,000)	$ 136,755	$ (31,245)

See Independent Auditor's Report and Notes to Financial Statements.

THE GEMINI SECURITIES GROUP LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Compiled Since Inception July 18, 2003 thru December 31,
	2006	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (60,998)	$ (45,343)	$ (136,755)
Adjustments to reconcile net income to net operating cash			
Amortization	2,522	2,522	8,617
Prepaid expenses	(535)	-	(535)
Total adjustments	1,987	2,522	8,082
Net cash (used in) operating activities	(59,011)	(42,821)	(128,673)
CASH FLOWS FROM FINANCING ACTIVITIES			
CRD deposit	-	-	(118)
Organization costs	-	-	(12,608)
Member contributions	78,000	40,000	168,000
Net cash provided by financing activities	78,000	40,000	155,274
NET INCREASE (DECREASE) IN CASH	18,989	(2,821)	26,601
CASH - BEGINNING	7,612	10,433	-
CASH - ENDING	$ 26,601	$ 7,612	$ 26,601

See Independent Auditor's Report and Notes to Financial Statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Gemini Securities Group L.L.C. (the Company) was organized on July 18, 2003 (Inception) as a limited liability company. The Company is a registered securities dealer, per authority of the NASD (National Association of Security Dealers), which maintains an office in Chicago, Illinois. The Company was granted membership in the NASD on January 5, 2005. The Company engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amortization of Organization Costs

Certain costs related to the organization of the Company have been capitalized and are being amortized using the straight-line method over 5 years.

Income Taxes

The Company, with the consent of its members, elected to be treated as a Limited Liability Company for income tax purposes, which provides that, in lieu of corporate income taxes, the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes will be presented for the Company's financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

NOTE B – DEVELOPMENT STAGE OPERATIONS

The Company was formed on July 18, 2003. Operations have been primarily devoted to raising capital and administrative functions. The Company is owned by two members, Helios Group L.L.C. and Macatawa Group L.L.C. The operating agreement provides for net income and losses, tax credits and tax preference items to be allocated 50% to each member.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties

Galois Investments L.L.C.

The Company is a limited liability company that is 100 percent owned by Helios Group L.L.C. and Macatawa Group L.L.C. The Company utilizes common office space, office equipment and personnel with Galois Investments L.L.C.

Tripp Design, Ltd.

The spouse of the sole shareholder of Macatawa Group L.L.C. owns a 10% interest in Tripp Design, Ltd. During 2006 and 2005, Tripp Design, Ltd. provided various administrative services and office materials to the Company. The Company reimbursed Tripp Design, Ltd. $0 and $8,259 in 2006 and 2005, respectively, for these costs.

THE GEMINI SECURITIES GROUP L.L.C.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2006

NET CAPITAL	
Total consolidated members' equity for net capital	$ 31,245
NON-ALLOWABLE ASSETS	
Organizational costs	6,513
Prepaid Expense	655
Total non-allowable assets	7,168
Total net capital	$ 24,077
AGGREGATE INDEBTEDNESS	$ -
Computation of basic net capital requirement	
Minimum net capital required:	
NASD Required NC (6.67% Aggregated indebtedness or $5,000; whichever is greater)	$ 5,000
SEC Rule 17a-11 (120% Reqd. NC)	$ 6,000
Required net capital	$ 5,000
EXCESS NET CAPITAL	
Net capital	$ 24,077
Required net capital	5,000
Excess net capital	$ 19,077
AGGREGATE INDEBTEDNESS/NET CAPITAL	
Aggregate indebtedness	$ -
Net capital	$ 24,077
Ratio AI/NC	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 26,601
Other audit adjustments (net)	(2,524)
Net capital per above	$ 24,077

See Independent Auditor's Report and Notes to Financial Statements.

THE GEMINI SECURITIES GROUP L.L.C.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT
UNDER EXHIBIT A OF RULE 15C3-3
AS OF DECEMBER 31, 2006

No material differences exist.

See Independent Auditor's Report and Notes to Financial Statements.


BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4497
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Board of Directors and Members
The Gemini Securities Group L.L.C.

Independent Auditors' Report of Internal Control Required by SEC Rule 17a-5

We have audited the financial statements of The Gemini Securities Group L.L.C. as of December 31, 2006 and 2005, and have issued our report thereon dated February 24, 2007. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Gemini Securities Group L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brook Weiner L.L.C.

February 24, 2007

END